(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD PROVIDES UPDATED MINERAL RESOURCE
ESTIMATE AND AN UPDATE ON MINING OPERATIONS

Vancouver, British Columbia, March 29, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) provides an updated Mineral Resource Estimate ("MRE") for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. A National Instrument 43-101 compliant technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of February 28, 2022 (the "Technical Report"), detailing the updates to the AGM MRE was filed on SEDAR on March 29, 2022.

This news release should be read in conjunction with the updated NI 43-101 compliant technical titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana," with an effective date of  February 28, 2022, which is available on the Company's website and filed on SEDAR.

Updated MRE for the Asanko Gold Mine (100% basis)

The AGM is reporting updated Measured and Indicated Mineral Resource Estimates of 66.4 million tonnes ("Mt") at 1.36 g/t for 2.9 million ounces ("Moz") gold contained (please see the table below for further information on the MRE, including a breakdown between Measured and Indicated Mineral Resources). At this time the Company is not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase (please see the Company's press release dated February 25, 2022 for further information).  The Company expects to provide an update to its estimated Mineral Reserves following the conclusion of the metallurgical testwork currently underway at the AGM. Highlights to the updated Mineral Resource Estimate include:

  Measured Mineral Resources of 23.6 Mt at 1.06 g/t for 0.8 Moz gold contained and Indicated Mineral Resources of 42.7 Mt at 1.53 g/t for 2.1 Moz gold contained.
  A maiden Indicated Mineral Resource of 7.1 Mt at 1.28 g/t for 293 thousand ounces ("koz") of contained gold at Miradani North, contributing to 10% of the overall resource base.
  A 68% (329 koz) increase in Indicated Mineral Resource contained gold at Nkran, after accounting for the mined depletion of 101 koz.
  A 60% (132 koz) increase in Indicated Mineral Resource contained gold at Abore.

The AGM continues to display a significant property-wide MRE of 2.9 million ounces of contained gold in Measured and Indicated Mineral Resources (please see the table below for further information on the MRE, including a breakdown between Measured and Indicated Mineral Resources), which now comprises six satellite deposits augmenting the cornerstone Nkran and Esaase deposits. Additions to the total MRE exceeded mined depletion but did not fully offset a decrease in overall gold grade in Measured and Indicated Mineral Resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase Mineral Resource.

The changes at Esaase resulted primarily from updates to the geological models used in the Mineral Resource Estimate (see below). The remodeling work for Esaase yielded Measured and Indicated Mineral Resources totaling 22.6 Mt at a grade of 1.26 g/t, representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (please see the technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and filed on SEDAR for further information regarding the Company's prior MRE). The Esaase deposit remains the largest contributor to the total AGM Mineral Resources, accounting for approximately a third of its total tonnes and contained gold ounces.

"We are pleased to deliver a maiden Mineral Resource at Miradani North and an expansion of Mineral Resources at Nkran, Abore and Dynamite Hill. These results help reinforce the prospective nature of the AGM land package. The impact on the operations at the AGM resulting from the observed reductions in contained metal and lower grades at Esaase will be described in an updated technical report, which we anticipate publishing following the completion of the metallurgical testwork underway at Esaase," said Matt Badylak, President and CEO. "While this work continues, we will preserve the in-situ Mineral Resources at the AGM by temporarily deferring mining operations and transitioning to processing existing stockpiles.  During this time our efforts will focus on expanding our Mineral Resources through targeted exploration and working diligently to update Mineral Reserves and recommence mining operations as soon as practicable."

Asanko Gold Operations Update (100% basis)

While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8 Mtpa) processing a portion of the existing 9.5 Mt of stockpiles. The Company believes that temporarily transitioning to processing stockpiles will provide the opportunity to:

  Preserve the higher grade Mineral Resources at the AGM until the metallurgical recovery at Esaase is better understood.
  Advance further exploration activities at near-mine targets with the aim of enhancing the short-term operating plan.
  Develop additional initiatives with the aim of maximizing the value from all deposits on the land package, including: additional testwork to further the understanding of metallurgy and geometallurgy at Esaase, evaluating process optimization, and optimizing mine sequencing.

The AGM has a solid liquidity position ($66.0 million in cash, gold sales receivables and dore with zero debt at December 31, 2021) and at prevailing gold prices, it expects to continue to generate positive operating cash flows from the processing of stockpiles. The Company is concurrently exploring opportunities to minimize ongoing and future operating and capital costs in light of the deferral of mining and transitioning to stockpile processing.

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Estimated Mineral Resources at the Asanko Gold Mine Details (100% basis)

Updated MRE's are reported for the eight deposits that make up the AGM, replacing the previous MRE dated December 31, 2019. The Technical Report replaces the previous technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and all other previous technical reports. The effective date of the MRE is February 28, 2022, presented in the form of a combined global Mineral Resource table below.

Table 1: Mineral Resource Estimates at a 0.5 g/t Au cut-off and at $1,600/oz Au as of February 28, 2022

	Measured			Indicated			Measured & Indicated Total			Inferred
Deposit	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)
Nkran	--	--	--	12.1	2.09	814	12.1	2.09	814	1.3	2.23	96
Esaase	10.9	1.25	437	11.7	1.27	475	22.6	1.26	912	0.6	1.22	25
Akwasiso	--	--	--	1.7	1.31	69	1.7	1.31	69	0.2	1.46	7
Abore	3.2	1.46	150	5.1	1.23	203	8.3	1.32	353	1.1	1.55	55
Adubiaso	--	--	--	1.6	1.80	90	1.6	1.80	90	0.2	1.38	9
Asuadai	--	--	--	1.6	1.29	67	1.6	1.29	67	0.0	1.17	1
Miradani North	--	--	--	7.1	1.28	293	7.1	1.28	293	2.6	1.21	102
Dynamite Hill	--	--	--	1.9	1.39	85	1.9	1.39	85	0.3	1.26	14
Stockpiles	9.5	0.72	221	--	--	--	9.5	0.72	221	--	--	--
Total	23.6	1.06	808	42.7	1.53	2,096	66.4	1.36	2,904	6.4	1.49	309

Notes:

  The Mineral Resource estimates are reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.
  Mineral Resource estimates account for mining depletion up to and including February 28, 2022
  Reasonable prospects for eventual economic extraction assume open pit mining with conventional gold processing and was tested using NPV Scheduler™ pit optimization software at gold price of $1,600/oz. Mining, G&A, processing costs, and process recovery are dependent on deposit and detailed in the respective deposit sections of the Technical Report.
  Applicable rounding has been applied to the stated tonnages, grades, and metal content to reflect the level of accuracy and precision of the estimate

The new Mineral Resource model for Esaase differs from the 2019 model primarily due to an update to the underlying geology and mineralization models. This modeling is the culmination of new information gained over the past 18 months through infill and grade control drilling, logging and relogging of drill core, mining and processing data and bench by bench geological mapping.

Galiano believes that the new 2022 Esaase resource model better reflects the Company's current geological understanding of the deposit, both at the macro and micro scales, and is better aligned with ore control data and recent operating results.

The MRE for the Esaase and Abore deposits have been prepared by Mario E. Rossi, FAusIMM, SME, IAMG, and Principal Geostatistician of Geosystems International Inc. Mr. Rossi is a qualified person pursuant to NI 43-101 and is independent of Galiano Gold in accordance with the application of Section 1.5 of National Instrument 43-101.

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The MRE for Nkran has been prepared by Malcolm Titley, MAIG, MAusIMM who is a Principal Consultant of CSA Global. Mr. Titley is a qualified person pursuant to NI 43-101 and is independent of Galiano Gold in accordance with the application of Section 1.5 of National Instrument 43-101.

The MRE for Akwasiso,  Miradani North, and Dynamite Hill, have been prepared by Eric Chen, P.Geo. who is Galiano Gold's former Vice President of Technical Services. The Mineral Resource Estimates for Adubiaso, Asuadai and Stockpiles have been prepared by others and reviewed and accepted by Mr. Chen. Mr. Chen is a qualified person pursuant to NI 43-101 and is not independent of Galiano Gold in accordance with the application of Section 1.5 of National Instrument 43-101.

Richard Miller P.Eng., Vice President Technical Services of Galiano Gold Inc., is a qualified person pursuant to NI 43-101 and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; the estimation of Mineral Resources; the publication of Mineral Reserve  estimates in the future; plans to transition from mining to processing stockpiles (and the benefits that may arise therefrom), and with respect to the re-start of mining operations thereafter; the Company's intention to prepare a revised optimized mine plan and a further updated technical report supporting the new life of mine plan; any additional work programs to be undertaken by the Company; and activities to be completed while mining activities are temporarily paused. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying Mineral Resources estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral resource estimates may change and may prove to be inaccurate; mineral reserves may not be reinstated; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2022; the Company does not currently have a LOM estimate for the AGM due to the withdrawal of the mineral reserve; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully reinstate mineral reserves; risks associated with establishing new mining operations; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral resource estimates included in this release, was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this annual report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Source: Galiano Gold Inc.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

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